PE 12/14/2015



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE


15008659

NO ACT

January 4, 2016

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-4-16

Michael Dillon
Adobe Systems Incorporated
midillon@adobe.com

Re: Adobe Systems Incorporated
Incoming letter dated December 14, 2015

Dear Mr. Dillon:

This is in response to your letter dated December 14, 2015 concerning the shareholder proposal submitted to Adobe by Arjuna Capital on behalf of Adam Seitchik. We also have received a letter on the proponent's behalf dated December 22, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Natasha Lamb
Arjuna Capital/Baldwin Brothers Inc.
natasha@arjuna-capital.com

January 4, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Adobe Systems Incorporated
Incoming letter dated December 14, 2015

The proposal relates to compensation.

There appears to be some basis for your view that Adobe may exclude the proposal under rule 14a-8(e)(2) because Adobe received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Adobe omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Adam F. Turk
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 22, 2015

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Adobe Systems Incorporated's December 14, 2015 Request to Exclude Shareholder Proposal of Arjuna Capital/Baldwin Brothers Inc. on behalf of Adam Seitchik
Securities and Exchange Act of 1934—Rule 14a-8

Dear Sir/Madam:

This letter is submitted on behalf of Adam Seitchik, as his designated representative in this matter, and (hereinafter referred to as "Proponent"), who is a beneficial owner of shares of common stock of Adobe Systems Incorporated (hereinafter referred to as "Adobe" or the "Company"), and who has submitted a shareholder proposal (hereinafter referred to as "the Proposal") to Adobe, to respond to the letter dated December 14, 2015 sent to the Office of Chief Counsel by the Company, in which Adobe contends that the Proposal may be excluded from the Company's 2015 proxy statement under Rule 14a-8(j).

We have reviewed the Company's letter, and it is our opinion that the Proposal should be included in Adobe's 2016 proxy statement because the Proponent made every available effort to submit the Proposal by the Company's deadline of October 30th, 2015. The Proposal was sent via overnight USPS Express Mail with a scheduled and guaranteed delivery date of Friday October 30th at noon. A copy of the receipt is included below in Exhibit A. Therefore, we respectfully request that the Staff not issue the no-action letter sought by the Company.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to Adobe's Senior Vice President, General Counsel and Corporate Secretary Michael Dillon via e-mail at midillon@adobe.com.

Please contact me at (978) 578-4123 or natasha@arjuna-capital.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Natasha Lamb
Director of Equity Research & Shareholder Engagement
Arjuna Capital

cc: Michael Dillon via e-mail at midillon@adobe.com
Senior Vice President, General Counsel and Corporate Secretary
Adobe Systems Incorporated

Page 5 redacted for the following reason:

FISMA & OMB Memorandum M-07-16



Adobe Systems Incorporated
345 Park Avenue
San Jose, CA 95110-2704
Phone 408 536.6000
Fax 408 537.6000

December 14, 2015

VIA EMAIL: shareholderproposals@sec.gov

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Adobe Systems Incorporated – Omission of Stockholder Proposal Submitted by Adam Seitchik

Ladies and Gentlemen:

On behalf of Adobe Systems Incorporated, a Delaware corporation (the "***Company***"), I am writing to notify the U.S. Securities and Exchange Commission (the "***SEC***") that the Company intends to omit from its proxy materials (the "***Proxy Materials***") for its 2016 annual meeting of stockholders (the "**2016 Annual Meeting**") a stockholder proposal and supporting statement (the "***Proposal***") submitted by Arjuna Capital/Baldwin Brothers Inc. on behalf of Mr. Adam Seitchik (the "***Proponent***"). The Company believes the Proposal may be excluded from its Proxy Materials in reliance on Rule 14a-8(e)(2) under the Securities Exchange Act of 1934, as amended, and respectfully requests confirmation that the staff (the "***Staff***") of the Division of Corporation Finance of the SEC will not recommend enforcement action to the SEC if the Company omits the Proposal from the Proxy Materials for the reasons described below. A copy of the Proposal and the date-stamped envelope are attached to this letter as Exhibit A.

The Company expects to file the Proxy Materials on or about March 4, 2016. Accordingly, as contemplated by Rule 14a-8(j), this letter is being filed with the SEC no later than 80 calendar days before the date upon which the Company expects to file the Proxy Materials.

This request is being submitted electronically pursuant to guidance found in Staff Legal Bulletin No. 14D (Nov. 7, 2008)("***SLB 14D***"). Accordingly, we are not enclosing the additional six copies ordinarily required by Rule 14a-8(j). Pursuant to Rule 14a-8(j)(1), a copy of this letter and the attachments is being sent via e-mail to Natasha Lamb pursuant to the Proponent's request. We also take this opportunity to inform the Proponent that if he elects to submit additional correspondence to the SEC or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned pursuant to Rule 14a-8(k) and SLB 14D.

I. Basis for Exclusion

The Company believes it may properly exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(e)(2) because the Proposal was received at the Company's principal executive offices after October 30, 2015 (the "***Deadline***"), the deadline for submission of stockholder proposals disclosed in the Company's definitive proxy statement (the "***2015 Proxy Statement***") for its 2015 annual meeting of stockholders (the "***2015 Annual Meeting***").

II. Analysis

Rule 14a-8(e)(2) provides that a stockholder proposal submitted for inclusion with the proxy statement with respect to a company's regularly scheduled annual meeting "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting."

In accordance with Rule 14a-5(e), the Company disclosed the Deadline in the 2015 Proxy Statement. Specifically, the 2015 Proxy Statement, which was first released to shareholders on February 27, 2015, states (emphasis added):

> "For a stockholder proposal to be considered for inclusion in our proxy statement for the annual meeting to be held in 2016, we must receive the proposal at our principal executive offices, addressed to the Corporate Secretary, no later than ***October 30, 2015***."

Under Rule 14a-8(e)(2), a meeting is regularly scheduled if it has not changed by more than 30 days from the date of the annual meeting held in the prior year. The Company held its 2015 Annual Meeting on April 9, 2015, and its 2016 Annual Meeting is scheduled to be held on April 13, 2016. Because the Company intends to hold the 2016 Annual Meeting within 30 days of the date of the 2015 Annual Meeting, the October 30, 2015 deadline was properly calculated in accordance with Rule 14a-8(e)(2) and Staff Legal Bulletin No. 14 (July 13, 2001).

Therefore, in order to comply with the Deadline, a proposal for inclusion in the Proxy Materials must have been received by the Company by Friday, October 30, 2015. As evidenced by the date-received stamp on the envelope provided under Exhibit A, the Company received the Proposal on November 2, 2015, three days after the Deadline. Rule 14a-8(f)(1) permits a company to exclude a stockholder proposal that does not comply with the Rule's procedural requirements.

The Staff has strictly construed the Rule 14a-8 deadline in the past and has consistently taken the position that it would not recommend enforcement action when companies have proposed to exclude from proxy materials those proposals received even one day after the deadline. *See, e.g., Tidelands Bancshares, Inc.* (Jan 15, 2015) (one day late); *Applied Materials, Inc.* (Nov 20, 2014) (one day late); *BioMarin Pharmaceutical Inc.* (Mar 14, 2014) (five days late); *PepsiCo, Inc.* (Jan 3, 2014) (three days late); and *Equity LifeStyle Properties, Inc.* (Feb 10, 2012) (five days late). Supporting these interpretations in its no-action letters, the Staff has informed shareholders that they should submit proposals "well in advance of the deadline and by a means that allows the shareholder to demonstrate the date the proposal was received at the company's principal executive offices." Staff Legal Bulletin No. 14 (July 13, 2001).

Since Rule 14a-8(f) does not require the Company to provide a written notice of procedural deficiency to the Proponent regarding the Proposal because the deficiency cannot be remedied, the Company did not provide such notice to the Proponent.

III. Conclusion

In view of the foregoing, the Company respectfully requests that the Staff concur that it will not recommend enforcement action against the Company if the Company excludes the Proposal from the Proxy Materials.

Please do not hesitate to contact Justin Judd by telephone at (385) 345-1853 or by email at pjudd@adobe.com if you have any questions or require any additional information. Thank you for your consideration of this matter.

Sincerely,



Michael Dillon
Senior Vice President, General Counsel & Corporate Secretary

Enclosures

cc: Arjuna Capital

Exhibit A

ARJUNA CAPITAL
ENLIGHTENED ENGAGEMENT IN THE CAPITAL MARKETS

October 29th, 2015

Adobe Systems Incorporated
Michael Dillon
General Counsel & Corporate Secretary
345 Park Avenue
San Jose, California 95110

Dear Mr. Dillon:

Arjuna Capital is the sustainable wealth management platform of Baldwin Brothers, Inc., an investment firm based in Marion, MA.

I am hereby authorized to notify you of our intention to lead file the enclosed shareholder resolution with Adobe Systems Inc. on behalf of our client Adam Seitchik. Arjuna Capital/Baldwin Brothers Inc. submits this shareholder proposal for inclusion in the 2016 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Adam Seitchik holds more than $2,000 of ADBE common stock, acquired more than one year prior to today's date and held continuously for that time. Our client will remain invested in this position continuously through the date of the 2016 annual meeting. Enclosed please find verification of the position and a letter from Adam Seitchik authorizing Arjuna Capital/Baldwin Brothers Inc. to undertake this filing on his behalf. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We would welcome discussion with Adobe Systems about the contents of our proposal.

Please direct any written communications to me at the address below or to *natasha@arjuna-capital.com*. Please also confirm receipt of this letter via email.

Sincerely,



Natasha Lamb
Director of Equity Research & Shareholder Engagement
Arjuna Capital/Baldwin Brothers Inc.
204 Spring Street Marion, MA 02738

Cc: Shantanu Narayen, Chief Executive Officer

Enclosures

Gender Pay Equality

Whereas:

The median income for women working full time in the United States is reported to be 78 percent of that of their male counterparts. At the current rate, women will not reach pay parity until 2058.

Technology-industry recruiting firm Dice reports men earned nearly 10,000 dollar more than women on average in 2014. Meanwhile, the industry struggles to attract and retain women workers. A large body of evidence suggests that diversity leads to better performance.

Women make up just 26 percent of the US tech workforce, forty-five percent of tech companies lack a single female executive, few women hold senior management and board positions, and there are high rates of attrition among women. The Harvard Business Review reports 41 percent of highly qualified scientists, engineers, and technologist in entry level positions are female, yet 56 percent of midcareer women leave the field at mid level positions.

At Adobe, approximately 28 percent of our Company's employees are women, and women account for only 25 percent of our firm's leadership.

Mckinsey & Company states "the business case for the advancement and promotion of women is compelling" finding companies with highly diverse executive teams boasted higher returns on equity (+10.7 percent), earnings performance (+91.4 percent), and stock price growth (+36 percent). McKinsey advocates best practices to address this underleveraged opportunity including "tracking and eliminating gender pay gaps."

The National Center for Women and Information Technology reports key benefits of gender diversity include better financial performance, superior team dynamics and productivity, teams that stay on schedule and under budget, and improved employee performance.

Regulatory risk exists related to pay parity. The Paycheck Fairness Act of 2014 is pending before Congress to improve company-level transparency and strengthen penalties for equal-pay violations.

President Obama signed an executive action requiring companies who do business with the federal government to report pay data by gender and race. The California Senate recently passed the Fair Pay Act, one of the strongest measures yet to close the gender pay gap.

The Wall Street Journal reports, "Academic research attributes salary inequalities to several factors—from outright bias to women failing to ask for raises." Harvard University economist Claudia Goldin concluded the pay gap stems from women making less in the same jobs as their male colleagues.

Reuters reports Microsoft's CEO was criticized for suggesting women in technology should not ask for raises but have faith in the "system."

Resolved: Shareholders request Adobe prepare a report by September 2016, omitting proprietary information and prepared at reasonable cost, on the Company's policies and goals to reduce the gender pay gap.

The gender pay gap is defined as the difference between male and female earnings expressed as a percentage of male earnings according to the Organization for Economic Cooperation and Development.

Supporting Statement: A report adequate for investors to assess Adobe's strategy and performance would include the percentage pay gap between male and female employees, policies to address that gap, and quantitative reduction targets.

 BALDWIN BROTHERS

October 27th, 2015

Natasha Lamb
Director of Equity Research & Shareholder Engagement
Arjuna Capital/Baldwin Brothers Inc.
204 Spring Street
Marion, MA 02738

Dear Ms. Lamb,

I hereby authorize Arjuna Capital/Baldwin Brothers Inc. to file a shareholder proposal on my behalf at Adobe Systems Incorporated (ADBE) regarding Gender Pay Equality.

I am the beneficial owner of more than $2,000 worth of common stock in ADBE that I have held continuously for more than one year. I intend to hold the aforementioned shares of stock through the date of the Company's annual meeting in 2016.

I specifically give Arjuna Capital/Baldwin Brothers Inc. full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal. I understand that my name may appear on the Corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,

Adam Seitchik

c/o Arjuna Capital/Baldwin Brothers Inc.
20 Spring Street
Marion, MA 02738


charles
SCHWAB

1958 Summit Park Dr
Orlando, FL 32810

October 29, 2015

*** FISMA & OMB Memorand… Re: Acct Adam D Seitchik IRA Rollover

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 110 shares of ADBE common stock. These 110 shares have been held in this account continuously for at least one year prior to October 29, 2015.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Justin Creamer

Justin Creamer
Relationship Specialist

#1213-8191